                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              Natural Wonders, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   639014 10 9
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                       13G

CUSIP No.:  639014 10 9


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Norwest Equity Partners IV, LP
          Tax Identification No.  41-1647118

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [ ]
                                                            (b)  [ ]

3)        SEC USE ONLY


4)        CITIZENSHIP OR PLACE OF ORGANIZATION

          Minnesota

NUMBER OF         (5)  SOLE VOTING POWER
SHARES                 409,686
BENEFICIALLY      (6)  SHARED VOTING POWER
OWNED BY               0
EACH              (7)  SOLE DISPOSITIVE POWER
REPORTING              409,686
PERSON            (8)  SHARED DISPOSITIVE POWER
WITH                   0

9)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          409,686

10)       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.2%

12)       TYPE OF REPORTING PERSON*

          PA


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                                       13G

CUSIP No.:  21218R 10

1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Itasca Partners
          Tax Identification No.  41-1647117

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]

3)        SEC USE ONLY


4)        CITIZENSHIP OR PLACE OF ORGANIZATION

          Minnesota

NUMBER OF         (5)  SOLE VOTING POWER
SHARES                 410,062*
BENEFICIALLY      (6)  SHARED VOTING POWER
OWNED BY               0
EACH              (7)  SOLE DISPOSITIVE POWER
REPORTING              410,062*
PERSON            (8)  SHARED DISPOSITIVE POWER
WITH                   0

9)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          410,062*

10)       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.2%

12)       TYPE OF REPORTING PERSON*

          PA


-----------

* Itasca Partners holds 376 shares directly, the remaining 409,686 shares are beneficially owned by reason of its affiliation with Norwest Equity Partners IV, LP.

CUSIP NO.  639014 10 9


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John E. Lindahl

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]

3)        SEC USE ONLY


4)        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

NUMBER OF         (5)  SOLE VOTING POWER
SHARES                 410,062
BENEFICIALLY      (6)  SHARED VOTING POWER
OWNED BY               0
EACH              (7)  SOLE DISPOSITIVE POWER
REPORTING              410,062
PERSON            (8)  SHARED DISPOSITIVE POWER
WITH                   0

9)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          410,062

10)       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.2%

12)       TYPE OF REPORTING PERSON*

          IN

CUSIP NO.  639014 10 9


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          George J. Still, Jr.

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]

3)        SEC USE ONLY


4)        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

NUMBER OF         (5)  SOLE VOTING POWER
SHARES                 410,062
BENEFICIALLY      (6)  SHARED VOTING POWER
OWNED BY               0
EACH              (7)  SOLE DISPOSITIVE POWER
REPORTING              410,062
PERSON            (8)  SHARED DISPOSITIVE POWER
WITH                   0

9)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          410,062

10)       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.2%

12)       TYPE OF REPORTING PERSON*

          IN

CUSIP NO.  639014 10 9


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John P. Whaley

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]

3)        SEC USE ONLY


4)        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

NUMBER OF         (5)  SOLE VOTING POWER
SHARES                 410,062
BENEFICIALLY      (6)  SHARED VOTING POWER
OWNED BY               0
EACH              (7)  SOLE DISPOSITIVE POWER
REPORTING              410,062
PERSON            (8)  SHARED DISPOSITIVE POWER
WITH                   0

9)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          410,062

10)       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.2%

12)       TYPE OF REPORTING PERSON*

          IN


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

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


Item 1(a)  Name of Issuer:

           Natural Wonders, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           4209 Technology Drive
           Fremont, CA 94538

Item 2(a)  Name of Person Filing:

           1.  Norwest Equity Partners IV, LP
           2.  Itasca Partners
           3.  John E.Lindahl
           4.  George J. Still, Jr.
           5.  John P. Whaley

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Equity Partners IV, LP
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402

           2.  Itasca Partners
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402

           3.  John E. Lindahl
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402

           4.  George J. Still, Jr.
               c/o Norwest Venture Partners
               245 Lytton Avenue, Suite 250
               Palo Alto, CA  94301

           5.  John P. Whaley
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402

This statement is filed by Norwest Equity Partners IV, LP on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Equity Partners IV, LP is a Minnesota limited partnership, whose general partner is Itasca Partners, a Minnesota general partnership. John E. Lindahl and George
J. Still, Jr. are the managing partners, and John P. Whaley is the managing administrative partner of Itasca Partners.


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

Item 2(c)  Citizenship:

           1. Norwest Equity Partners IV, LP: Minnesota limited partnership
           2.  Itasca Partners:  Minnesota general partner
           3.  John E. Lindahl:  United States
           4.  George J. Still, Jr.:  United States
           5.  John P. Whaley:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           639014 10 9

Item 3     Not Applicable

Item 4     Ownership:

(1) Norwest Equity Partners IV, LP ("NEP IV"): At December 31, 2002, NEP IV beneficially owned of record 409,686 shares of the Issuer's common stock. This amount represents 5.2% of the total shares of common stock outstanding at that date. NEP IV has no rights to acquire additional shares through the exercise of options or otherwise.

(2) Itasca Partners ("Itasca"): At December 31, 2002, Itasca may be deemed to have beneficially owned an aggregate of 410,062 shares of the Issuer's common stock, consisting of 409,686 shares of common stock by virtue of its affiliation with NEP IV, the record holder of such shares, and 376 shares of common stock it held directly. This amount represents 5.2% of the total shares of common stock outstanding at that date.

(3) John E. Lindahl: At December 31, 2002, John E. Lindahl may be deemed to have beneficially owned an aggregate of 410,062 shares of the Issuer's common stock, consisting of 409,686 shares of common stock by virtue of his status as a managing partner of Itasca, a Minnesota limited partnership, the general partner of NEP IV, the record owner of such shares, and 376 shares of common stock held by Itasca. This amount represents 5.2% of the total shares of common stock outstanding at that date.

(4) George J. Still, Jr.: At December 31, 2002, George J. Still, Jr. may be deemed to have beneficially owned an aggregate of 410,062 shares of the Issuer's common stock, consisting of 409,686 shares of common stock by virtue of his status as a managing partner of Itasca, a Minnesota limited partnership, the general partner of NEP IV, the record owner of such shares, and 376 shares of common stock held by Itasca. This amount represents 5.2% of the total shares of common stock outstanding at that date.

(5) John P. Whaley: At December 31, 2002, John P. Whaley may be deemed to have beneficially owned an aggregate of 410,062 shares of the Issuer's common stock, consisting of 409,686 shares of common stock by virtue of his status as the managing administrative partner of Itasca, a Minnesota limited partnership, the general partner of NEP IV, the record owner of such shares, and 376 shares of common stock held by


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

Itasca. This amount represents 5.2% of the total shares of common stock outstanding at that date.

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

           Not Applicable.

Item 8     Identification and Classification of Members of the Group:

           Not Applicable.

Item 9     Notice of Dissolution of Group:

           Not Applicable.

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 12, 2003

NORWEST EQUITY PARTNERS IV, LP

By ITASCA PARTNERS, as general partner


By:  /s/ John P. Whaley
         John P. Whaley, As Managing Administrative
           Partner



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